Exhibit 1

PERION ANNOUNCES RECORD FINANCIAL RESULTS: FULL YEAR NON-GAAP REVENUES OF
$104.6 MILLION, UP 71%, EBITDA OF $25.5 MILLION, UP 82%

2014 Full Year Guidance: $460 - $470 Million Revenue and EBITDA of $125-$130 Million

Tel Aviv and Seattle – March 3, 2014 – Perion Network Ltd. (NASDAQ: PERI), today announced record financial results for the fourth quarter and full year ended December 31, 2013.

Full Year 2013 Perion non-GAAP Financial Highlights Include:

•	Revenues increased 71% year-over-year and were $104.6 million;
•	EBITDA increased 82% year-over-year reaching $25.5 million;
•	Net income increased 95%, reaching $20.1 million; and
•	Diluted earnings per share increased 56%, reaching $1.54.

Q4 2013 Perion non-GAAP Financial Highlights Include:

•	Revenues increased 47% year-over-year reaching $31.3 million;
•	EBITDA increased 56% year-over-year to $7.7 million;
•	Net income increased 77% year-over-year, reaching $6.4 million; and
•	Diluted earnings per share increased 53% year-over-year, reaching $0.49.

On January 2, 2014, Perion completed the acquisition of Conduit’s ClientConnect in an all-stock transaction. Select highlights of the pro-forma performance of ClientConnect as provided by Conduit are as follows:

Full Year 2013 ClientConnect non-GAAP Financial Highlights Include:

•	Revenues were $325.5 million;
•	EBITDA reached $96.8 million; and
•	Net income was $86.7 million

Q4 2013 ClientConnect non-GAAP Pro Forma Financial Highlights Include:

•	Revenues were $84.1 million;
•	EBITDA was $17.3 million; and
•	Net income reached $17.2 million.

Josef Mandelbaum, Perion’s CEO commented: “This was a strong end to a record and transformational year for our company. We exceeded our guidance and delivered year over year non-GAAP revenue growth of 71% and non-GAAP net income doubled. More importantly, we completed a milestone acquisition uniquely positioning us as one of the clear industry leaders, enabling us to evolve as an even stronger company in the future. This future is focused on developers who are challenged to reach more customers, increase engagement and monetize their innovations on both the desktop and mobile platforms. Our Lifecycle Management Platform will address all these needs, and become the industry gold standard.”

“I am also very pleased to report that the integration of ClientConnect with Perion has gone exceedingly well, even better than our expectations, due in large part to the talent and quality of the combined management team,” added Mr. Mandelbaum. “In the short time since we closed the acquisition, we have deployed several initiatives to accelerate growth and we continue to successfully adjust to industry changes. We are encouraged with the preliminary results of these actions and as a result, our first quarter as a combined company is off to a good start, despite headwinds in the industry.”

Non-GAAP Financial Comparison for the Fourth Quarter and Full Year of 2013:

Revenue: In the fourth quarter of 2013, Perion revenues reached $31.3 million, reflecting a 47% increase compared to $21.4 million in the fourth quarter of 2012. This increase was attributable to a 61% year over year increase in search generated revenues, with products and other revenues increasing 12%.

In the full year of 2013 Perion revenues were $104.6 million, increasing 71% from the $61.2 million recorded in 2012. Search generated revenues increased by 101% and products and other revenues grew by 21%. The increase in search revenues was achieved while continuing to diversify the Company’s search partners, as we partnered with five companies and Google accounting for only 38% of our revenues in 2013.

Included in 2013 non GAAP revenues was $18 million in revenues generated through a commercial transaction with Conduit, which was entered into prior to the acquisition of their ClientConnect business. On a GAAP accounting basis these revenues were netted out, with $14.3 million being reduced from customer acquisition cost and $3.1 million recorded as deferred revenues.

Customer Acquisition Costs (“CAC”): In the fourth quarter of 2013, CAC was $14.6 million, 50% higher than the $9.7 million spent in the fourth quarter of 2012. In the full year of 2013, Perion invested $46.6 million in CAC, increasing 111%, compared to the $22.1 million invested in the full year of 2012. Non GAAP CAC in 2013 included $14.3 million expensed in generating revenues in connection with Perion’s commercial transaction in place with Conduit, which was entered into prior to the acquisition of their ClientConnect business. This expense was netted against revenues generated from the commercial transaction with Conduit and deferred revenues in the GAAP report.

EBITDA: In the fourth quarter of 2013, EBITDA was $7.7 million, increasing $2.8 million, or 56%, compared to $4.9 million in the fourth quarter of 2012. Perion’s EBITDA margin this quarter was 24%, compared to 23% in the same quarter last year. In the full year of 2013, EBITDA increased 82% to $25.5 million, or 24% of revenues, compared to $14.0 million, or 23% or revenues, in 2012.

Net Income: In the fourth quarter of 2013, net income increased 77%, reaching $6.4 million or $0.49 per share, compared to $3.6 million, or $0.32 per share, in the fourth quarter of 2012. On a GAAP basis, we recorded a net loss of $1.8 million, or ($0.14) per share, primarily as a result of deferring $3.1 million net revenue on a GAAP basis, $2.8 million expenses related to our ClientConnect acquisition, as well as $2.3 million amortization of acquired intangible assets.

In the full year of 2013, non-GAAP net income nearly doubled compared to 2012, reaching $20.1 million, or $1.54 per share, compared to $10.3 million, or $0.99 per share, in 2012. On a GAAP accounting basis we recorded a $0.3 million net profit, or $0.02 per share primarily as a result of deferring $3.1 million net revenue, $6.2 million of expenses related to the acquisition of ClientConnect, as well as $9.3 million amortization of acquired intangible assets and $1.5 million share based compensation.

Cash Flow from Operations: Based on U.S. GAAP, in the full year of 2013, cash flow from operations was $15.9 million, compared to $16.3 million in the full year of 2012. Cash flow from operations in 2013 was due GAAP net income of $0.3 million increased by non-cash expenses; depreciation and amortization expenses of $10.7 million, $2.7 million in other expenses, as well as $2.2 million from change in operating assets and liabilities.

Financial Outlook

Based on currently available information, Perion’s outlook for the full year of 2014 is as follows:

•	Revenue is expected to be in the range of $460 million to $470 million.
•	EBITDA is expected to be in the range of $125 million to $130 million.
•	Net Income is expected to be in the range of $103 million to $108 million.

“Our strong cash flow, resources, and proven expertise enables us to overcome industry changes, increase our investment in customer acquisition to gain market share, as well as invest in our platform and revenue diversification strategy,” concluded Mr. Mandelbaum. “The key components of this strategy, involve building a proprietary mobile distribution network, expanding our data-driven display advertising business, and enhancing our analytics solutions for developers. These investments, along with expenses related to the consolidation of our headquarters and the new profit baseline of the industry, will temper EBITDA growth in 2014. Looking ahead we are excited about our future and believe the dynamics of the industry and the introduction of our new platform, position us well for profitable long-term growth.”

Conference Call

Perion will host a conference call to discuss the results today, March 3, 2014 at 10 a.m. ET (5 p.m. Israel Time).  Details are as follows:

●	Conference ID: 9238963
●	Dial-in number from within the United States: 1-888-455-2260
●	Dial-in number from Israel: 1 80 924 5906
●	Dial-in number (other international): 1- 719-325-2323
●	Playback, available until March 10, 2014 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Pin number for the replay 9238963.
●	A live webcast is accessible at http://www.perion.com/events-presentations.

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet Company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences. Our leading self-service platform with simple integration and robust, built-in analytics, empowers digital businesses to optimize distribution and maximize revenue. Our distribution solutions, which are based on our own experience as an app developer, position us to best understand the needs of developers, and enable developers to focus exclusively on creating high-quality digital product and content. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Certain search revenues related to agreement with Conduit; valuation adjustment on acquired deferred product revenues;  customer acquisition costs related to the revenues from the Conduit agreement; amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, taxes on amortization of acquired intangible assets; non-recurring tax benefit; non-recurring financial income; and deferred financial expenses. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operations.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the ClientConnect transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.

PERION NETWORK LTD.
NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended December 31,		Year ended December 31,
	2013	2012	2013	2012

Revenue	$31,339	$21,371	$104,628	$61,206

EBITDA	$7,678	$4,926	$25,469	$13,994

Net Income	$6,440	$3,634	$20,080	$10,301

Diluted EPS	$0.49	$0.32	$1.54	$0.99

PERION NETWORK LTD.
GAAP FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and number of shares in thousands (except per share data)

	Quarter ended December 31,		Year ended December 31,
	2013	2012	2013	2012
	unaudited	Unaudited	unaudited
Revenues:
Search	$10,034	$15,250	$59,038	$38,061
Products and other	6,829	6,116	28,110	22,162
Total revenues	16,863	21,366	87,148	60,223
Cost of revenues	2,650	1,850	11,440	5,230
Gross profit	14,213	19,516	75,708	54,993
Operating expenses:
Research and development, net	4,172	2,877	13,393	10,735
Selling and marketing	2,955	2,196	11,058	7,456
Customer acquisition costs	3,261	9,698	32,300	22,061
General and administrative	5,220	3,307	15,077	8,560
Total operating expenses	15,608	18,078	71,828	48,812
Operating income (loss)	(1,395)	1,438	3,880	6,181
Financial expense (income), net	(51)	(80)	1,233	174
Income (loss) before taxes on income	(1,344)	1,518	2,647	6,007
Taxes on income	419	925	2,337	2,473
Net income (loss)	$(1,763)	$593	$310	$3,534

Basic earnings (loss) per share	$(0.14)	$0.06	$0.03	$0.35
Diluted earnings (loss) per share	$(0.14)	$0.05	$0.02	$0.34

Basic weighted number of shares	12,488	10,727	12,331	10,159
Diluted weighted number of shares	12,488	11,275	13,003	10,367

PERION NETWORK LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended December 31,		Year ended December 31,
	2013	2012	2013	2012
GAAP revenues	$16,863	$21,366	$87,148	$60,223
Search revenues related to agreement with Conduit	14,476	-	17,480	-
Valuation adjustment on acquired deferred product revenues	-	5	-	983
Non-GAAP revenues	$31,339	$21,371	$104,628	$61,206

GAAP operating income (loss)	$(1,395)	$1,438	3,880	6,181
Search revenues related to agreement with Conduit	14,476	-	17,480	-
Customer acquisition costs directly related to the agreement with Conduit	(11,330)	-	(14,334)	-
Valuation adjustment on acquired deferred product revenues	-	5	-	983
Acquisition related expenses	2,769	1,703	6,201	2,204
Share based compensation	439	267	1,527	1,056
Amortization of acquired intangible assets	2,333	1,053	9,269	2,435
Operating income adjustments	8,687	3,028	20,143	6,678
Non-GAAP operating income	$7,292	$4,466	$24,023	$12,859

GAAP Net income	$(1,763)	$593	$310	3,534
Operating income adjustments	8,687	3,028	20,143	6,678
Accretion of payment obligation related to acquisitions	288	101	1,131	177
Non-recurring financial income	(380)	-	(380)	-
Non-recurring tax benefit	(1,000)	-	(1,000)	-
Taxes related to amortization of acquired intangible assets	608	(88)	(124)	(88)
Non-GAAP net income	$6,440	$3,634	$20,080	$10,301

GAAP diluted earnings (loss) per share	$(0.14)	$0.05	$0.02	$0.34
Non-GAAP diluted earnings per share	$0.49	$0.32	$1.54	$0.99
Shares used in computing US GAAP diluted earnings (loss) per share	12,488	11,275	13,003	10,367
Shares used in computing Non-GAAP diluted earnings per share	13,061	11,275	13,003	10,367

Non-GAAP net income	$6,440	$3,634	$20,080	$10,301
Income tax expense	419	925	2,337	2,473
Taxes on amortization of acquired intangible assets	(608)	88	124	88
Interest expense (income), net	(51)	(80)	1,233	174
Non-recurring tax benefit	1,000	-	1,000	-
Accretion of payment obligation related to acquisitions	(288)	(101)	(1,131)	(177)
Non-recurring financial income	380	-	380	-
Depreciation and amortization	386	460	1,446	1,135
Non-GAAP EBITDA	$7,678	$4,926	$25,469	$13,994

PERION NETWORK LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

Reconciliation of Pro forma ClientConnect GAAP to Non-GAAP results	Period ended December 31, 2013
(as provided by Conduit)	Quarter	Year
GAAP operating income	$11,051	$82,242
Acquisition related expenses	2,077	2,077
Share based compensation	3,550	10,406
Depreciation	596	2,110
Operating income adjustments	6,223	14,593
Non-GAAP EBITDA	$17,274	$96,835

GAAP Net income	$11,215	$62,408
Acquisition related expenses	2,077	2,077
Share based compensation	3,550	10,406
Non-recurring tax expense	338	11,838
Non-GAAP net income	$17,180	$86,729

PERION NETWORK LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2013	2012
	Unaudited
Assets

Current assets::
Cash and cash equivalents	$23,364	$21,762
Restricted cash	1,837	10,260
Trade receivables	18,665	10,246
Other receivables and prepaid expenses	3,719	5,424
Current assets	47,585	47,692
Property and equipment, net	1,377	1,522
Goodwill and Other intangible assets, net	64,475	72,730
Other assets	1,438	1,215

Total assets	$114,875	$123,159

Liabilities and shareholders' equity

Current liabilities:
Current maturities of long term debt	$2,300	$2,300
Trade payables	13,900	9,560
Deferred revenues	9,052	5,132
Payment obligation related to acquisition	8,773	20,317
Accrued expenses and other liabilities	16,420	14,679
Total current liabilities	50,445	51,988
Long-term debt	4,250	6,550
Contingent purchase consideration	-	6,078
Other long term liabilities	3,610	3,833

Shareholders' equity	56,570	54,710

Total liabilities and shareholders' equity	$114,875	$123,159

PERION NETWORK LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, (unaudited)

	Year ended December 31,
	2013	2012
Operating activities:
Net income	$310	$3,534
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,715	3,572
Stock based compensation expense, net	1,527	1,056
Accretion of payment obligation related to acquisitions	1,131	177
Net change in operating assets and liabilities	2,213	7,924

Net cash provided by operating activities	15,896	16,263

Investing activities:
Purchase of property and equipment	(671)	(662)
Restricted cash, net	(171)	-
Proceeds from sale of property and equipment	4	-
Capitalization of software development and content costs	(1,627)	(819)
Cash paid by employees on previously exercised options of acquired company	-	727
Acquisition of subsidiary	-	(7,307)

Net cash used in investing activities	(2,465)	(8,061)

Financing activities:
Exercise of share options	-	76
Deferred payment made in connection with acquisitions	(9,529)	(6,626)
Proceeds from long term loan	-	10,000
Repayment of long-term loans	(2,300)	(1,150)

Net cash provided by (used in) financing activities	(11,829)	2,300

Net Increase in cash and cash equivalents	1,602	10,502
Cash and cash equivalents at beginning of year	21,762	11,260

Cash and cash equivalents at end of year	$23,364	$21,762